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                                                                EXHIBIT 23(E)(5)

                                   SCHEDULE A

                                NOVEMBER 13, 2000

This Schedule A is an integral part of the Agreement to which it is attached. Capitalized terms used herein have the same meaning as given to them in the Agreement, except as otherwise noted. This Schedule A sets forth the names of the Portfolios covered by the Agreement and the compensation of Distributors for the services rendered with respect thereto.


NAMES OF PORTFOLIOS

Monument Digital Technology Fund
Monument Medical Sciences Fund
Monument Genomics Fund
Monument Telecommunications Fund
Monument New Economy Fund


COMPENSATION

For its services rendered pursuant to the Agreement, Distributors shall be entitled to receive, as full compensation therefor, the sales commissions set forth in the Company's Prospectus.

If shares of a Portfolio are tendered to the Company for redemption or repurchase within seven (7) business days after Distributors' acceptance of the original purchase order for such shares, Distributors shall immediately return to the Company the full sales commission (net of any allowances to brokers or dealers) allowed to Distributors on the original sale, and shall promptly, upon receipt thereof, pay to the Company any reallowance from brokers or dealers of the balance of the sales commission reallowed by Distributors. The Company shall notify Distributors, or cause Distributors to be notified, of such tender for redemption within 10 days of the day on which the Company receives notice of such tender for redemption.